UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 333-109315
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SALLIE MAE 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
SLM CORPORATION
12061 Bluemont Way
Reston, Virginia 20190

Sallie Mae 401(k) Savings Plan
Table of Contents
December 31, 2008 and 2007

Page
Reports of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2008	4

Notes to Financial Statements	5-10

Supplemental Schedule*

Schedule of Assets (Held at End of Year)	11

Signatures	12

Exhibits:
a. Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	13

b. Exhibit 23.2 – Consent of Previous Independent Registered Public Accounting Firm	14
Exhibit 23.1
Exhibit 23.2

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator
Sallie Mae 401(k) Savings Plan
     We have audited the accompanying statement of net assets available for benefits of the Sallie Mae 401(k) Savings Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/Reznick Group, P.C.
Vienna, Virginia
June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Sallie Mae 401(k) Savings Plan:
     In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sallie Mae 401(k) Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United State). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
     As further discussed in Note 1, effective August 1, 2007 the Plan was amended to freeze participation in the Plan. No new entrants to the Plan may be admitted effective August 1, 2007.
/s/ PricewaterhouseCoopers LLP
McLean, VA
June 24, 2008

Sallie Mae 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	2008	2007
Assets
Interest in Sallie Mae 401(k) Savings Plan Master Trust	$255,013,678	$399,629,009
Employer contributions receivable	301,840	368,914

Net assets available for benefits	$255,315,518	$399,997,923

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to net assets attributed to:
Contributions
Employer, net of forfeitures	$15,870,777
Participant	18,571,738
Rollovers	477,477

Total additions	34,919,992

Deductions from net assets attributed to:
Interest in Sallie Mae 401(k) Savings Plan Master Trust investment loss	112,678,870
Benefits paid to participants	66,830,566
Administrative expenses	92,961

Total deductions	179,602,397

Net decrease	(144,682,405)

Net assets available for benefits
Beginning of year	399,997,923

End of year	$255,315,518

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Plan Description

General

The Sallie Mae 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

With the exception of employees who are participants of the Sallie Mae 401(k) Retirement Savings Plan, the Plan covers substantially all employees of SLM Corporation and its subsidiaries (the “Employer” and “Plan Administrator”) employed prior to August 1, 2007. Eligible employees employed prior to August 1, 2007 may enter the Plan after one month of service. Effective August 1, 2007 the Plan was frozen to participation and therefore there are no new participants to the Plan subsequent to that date.

Contributions and vesting

Participants are eligible to contribute from 1 to 75 percent of their eligible compensation, in increments of whole percentages, to the Plan under salary reduction agreements up to the Internal Revenue Service maximum of $15,500 in 2008. The Plan allows participants who have attained age 50 to make additional contributions up to the IRS maximum of $5,000 for 2008. Participants may also contribute amounts rolled over from qualified employer plans in which they had previously participated.

Effective October 1, 2008 the Employer matches up to 100 percent on the first three percent of contributions and up to 50 percent on the next two percent of contributions after one year of service. Prior to that time, after one year of service, the Employer contributed an amount equal to 100 percent of Participant contributions up to six percent of the Participant’s eligible compensation. These contributions and earnings thereon vest immediately.

Also effective October 1, 2008 the Employer provides a one percent contribution of eligible compensation to all eligible employees after one month of service which vests after one year of service. Prior to October 1, 2008, for eligible Participants who do not accrue benefits under the Sallie Mae Cash Account Retirement Plan, a defined benefit plan, the Plan provided for a two percent contribution which is 100% vested after one year of service. Employees as of June 30, 2004 who had ten or more years of service continue to accrue benefits under the defined benefit plan through June 30, 2009.

During 2008, Employer contributions were reduced by $86,460 from previously forfeited nonvested accounts. Unused forfeitures at December 31, 2008 and 2007 totaled $17,881 and $83,030, respectively, which will be used to offset future Employer contributions.

The Plan also allows for a profit sharing contribution, whereby the Employer will determine the amount of net profits, if any, to contribute to the Plan. There were no profit sharing contributions made during 2008.

Participant loans

Participants may borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan shall

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
equal three or five years, at the election of the Participant, except in the case of a loan that is used in regards to the Participant’s principal residence, which must be repaid over 20 years. Loans are secured by the Participant’s account balance, bear interest rates equal to the prime rate established monthly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time.

Investment elections

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as recordkeeper. Contributions are invested, based on Participants’ instructions, in any of the various investment options selected by the Retirement Committee. Through the Sallie Mae 401(k) Savings Plan Master Trust, the Plan offers various mutual funds, an employer stock fund, a money market fund, and a self-directed brokerage option. Under the self-directed brokerage option, Participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. In order to participate in the self-directed brokerage option, Participants must have a minimum Plan balance of $10,000 and at least $500 must remain in the other available funds.

Participant accounts

Each Participant’s account is credited with the Participant’s and Employer’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan Document. Distributions shall be made in a lump sum in cash, in common stock of SLM Corporation, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the Participant.

Administrative expenses

Participants pay fees for loans and withdrawals, and terminated Participants pay annual maintenance fees. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the fund within 90 days. The Participant costs are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits. The Employer bears the remaining cost of Plan administration.

Plan administration

Members of the Retirement Committee and Trustees of the Plan were appointed by the Board of Directors of SLM Corporation. The Plan paid no compensation for their services.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
2.	Summary of Significant Accounting Policies

Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS No.157, “Fair Value Measurements” (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards.

Under SFAS No. 157, the categories of fair value estimates are based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial statements at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in level 1 are highly liquid instruments with quoted prices;
Level 2 – Inputs from active markets, other than quoted prices for identical instruments, are used to model fair value. Significant inputs are directly observable from active markets for substantially the full term of the asset or liability being valued; and
Level 3 – Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.
The related disclosures are in note 4.

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Investments held by the Sallie Mae 401(k) Savings Plan Master Trust (the “Master Trust”) consist of various mutual funds, a unitized employer stock fund, a money market fund, and a self-directed brokerage option. Money market funds are carried at cost, which approximates fair value. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of mutual funds is determined based on the net asset value for shares held by the Master Trust at year-end. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Loans to Participants are carried at cost, which approximates fair value.

The Master Trust information in note 4 presents the net depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Contributions

Contributions made by employees electing to participate in the Plan under salary reduction agreements and Employer contributions are recorded when payable into the Plan.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risks and uncertainties

The Plan, through the Master Trust, provides for various investment options. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

3.	Investments

The individual investment representing five percent or more of the fair value of net assets available for benefits is the interest in the Master Trust which was $255,013,678 and $399,629,009 at December 31, 2008 and 2007, respectively.

4.	Interest in Master Trust

At December 31, 2008 and 2007, the Plan’s investment assets were held in a trust account with Fidelity and consist of a specific interest in the Master Trust. The Master Trust also includes the defined contribution retirement plan investment assets of the Sallie Mae 401(k) Retirement Savings Plan.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
The Master Trust was composed of the following investments, at fair value at December 31, 2008 and 2007:

		Based on
		Quoted prices	Other
	Fair Value at	in active	observable	Unobservable	Fair Value at
	December 31,	markets	inputs	inputs	December 31,
	2008	(Level 1)	(Level 2)	(Level 3)	2007
Assets measured at fair value on a recurring basis:
Mutual Funds	$213,005,119	$213,005,119	$—		$343,490,628
Sallie Mae Stock Fund	9,567,357	9,567,357	—	—	19,304,694
Money Market Funds	58,970,578	58,970,578	—	—	57,094,965
Common Stock/ Preferred Stock	1,584,049	1,584,049	—	—	3,382,766
Corporate Bonds/ Government Bonds	—	—	—	—	352,947
Participant Loans	10,411,031	—	—	10,411,031	12,404,846

Total Master Trust Assets	$293,538,134	$283,127,103	$—	$10,411,031	$436,030,846

The net investment loss of the Master Trust for the year ended December 31, 2008 is summarized as follows:

Dividends	$10,703,050
Interest	819,521
Net appreciation (depreciation) in fair value of investments related to:
Mutual Funds	(125,679,085)
Sallie Mae Stock Fund	(11,082,596)
Common Stock/Preferred Stock	(1,189,996)
Corporate Bonds/Government Bonds	7,618

$(126,421,488)

The Plan’s specific interest in the Master Trust was approximately 87% and 92% at December 31, 2008 and 2007, respectively. Investment income or losses relating to the Master Trust are allocated to the individual plans based upon the specific transactions occurring in the individual plans.

5.	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
ERISA. In the event of Plan termination, Participants would become 100 percent vested in their Employer contributions.

6.	Related-Party Transactions

Certain Plan investments are shares of mutual funds or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for administrative services were $92,961 for the year ended December 31, 2008.

Additionally, within the Master Trust, the Plan has investments in the Sallie Mae Stock Fund comprised principally of SLM Corporation common stock. At December 31, 2008 and 2007, the Plan held 1,298,912 and 1,225,802 units in the Master Trust, respectively, valued at $ 8,835,772 and $18,461,322, respectively. During 2008, 751,161 units in the amount of $8,786,629 were purchased and 678,051 units in the amount of $7,971,909 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated March 18, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since the date of the letter, the Plan administrator believes that the Plan and related trust are operating in accordance with the Internal Revenue Code (“IRC”) and are qualified under Section 401(a) of the IRC and the Plan is therefore not subject to tax under present income tax law.

8.	Litigation

On April 8, 2008, a class action complaint for alleged violations of ERISA was filed in the United States District Court for the Southern District of New York, naming SLM Corporation, certain officers of SLM Corporation, SLM Corporation’s Retirement Committee, and others. The action was brought on behalf of a purported class of participants in and beneficiaries of the Plan. The complaint asserts breaches of fiduciary duties and prohibited transactions in violation of ERISA arising out of alleged false and misleading public statements regarding SLM Corporation’s business made during the period January 18, 2007 though the present and investments in SLM Corporation’s stock by the Plan and Plan participants. Two additional copycat cases were filed as recently as September 11, 2008 and have since been consolidated. The Consolidated Amended Complaint was filed on December 31, 2008 and SLM Corporation expects to file a motion to dismiss after the Court sets an appropriate scheduling order.

Sallie Mae 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2008

SUPPLEMENTAL SCHEDULE

Identity of
issuer,
borrower of
similar entity	Description of Investment	Cost**	Current value
	Interest in Sallie Mae 401(k) Savings Plan Master Trust, less participant loans		$246,880,728

Participant Loans:
Plan Participants *	Loans held in the Master Trust allowable under the plan instrument, collateralized by Participant account balances, due in varying installments through 2028, with interest rates ranging from 4.0% to 10.5%		8,132,950

Total			$255,013,678

*	Denotes a party-in-interest

**	Not applicable

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sallie Mae 401(k) Retirement Savings Plan (full title of the Plan)
June 29, 2009	By:	/s/ Jack Remondi
Jack Remondi
Vice Chairman and Chief Financial Officer, SLM Corporation